itracHEALTH Corp.
Reviewed Financial Statements
As of and for the Years Ended December 31, 2022 and 2021
with Independent Accountant's Review Report

VASQUEZ + COMPANY LLP

An independently owned member RSM US Alliance

itracHEALTH Corp.
Reviewed Financial Statements
As of and for the Years Ended December 31, 2022 and 2021
with Independent Accountant's Review Report

VASQUEZ
+ COMPANY LLP

655 N. Central Avenue
Suite 1550
Glendale, CA 91203

www.vasquez.cpa

213-873-1700
OFFICE

\ LOS ANGELES
\ SAN DIEGO
\ IRVINE
\ SACRAMENTO
\ FRESNO
\ PHOENIX
\ LAS VEGAS
\ MANILA, PH

Independent Accountant's Review Report

Board of Directors and Stockholders
itracHEALTH Corp.

We have reviewed the accompanying financial statements of itracHEALTH Corp. (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, the related statements of income, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

itracHEALTH Corp. is a development stage company. As of December 31, 2022, the Company is still in its pre-revenue stage and operating activities are limited to research and development, and pre-commercial marketing activities. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit of $2,827,220 and $2,329,464 and stockholders' deficit of $2,274,249 and $1,916,120 as of December 31, 2022 and 2021, respectively. Management believes the Company's stockholders will continue to provide the funds for its operating expenses and will meet its obligations for twelve months from the date these financial statements are available to be issued. Management's evaluation of the events and conditions and plans to mitigate these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Glendale, California
February 14, 2023

		December 31		
		2022		2021
ASSETS				
Current assets				
Cash	**$**	**67,964**	$	14,603
Prepaid expenses and other current assets		**12,231**		20,503
Total current assets		**80,195**		35,106
Noncurrent assets				
Intangible assets		**1,182,794**		1,075,945
Property and equipment, net		**180,797**		53,899
Total noncurrent assets		**1,363,591**		1,129,844
Total assets	**$**	**1,443,786**	$	1,164,950
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities				
Accounts payable	**$**	**246,927**	$	210,639
Accrued expenses and other current liabilities		**13,558**		3,534
PPP loan payable		**-**		22,098
Total current liabilities		**260,485**		236,271
Noncurrent liabilities				
Loans payable		**2,022,939**		1,600,188
Convertible debts		**1,434,611**		1,244,611
Total noncurrent liabilities		**3,457,550**		2,844,799
Total liabilities		**3,718,035**		3,081,070
Stockholders' deficit				
Common stock, $0.0001 par value, 15,000,000 shares authorized, 5,175,000 shares issued and outstanding		**518**		518
Additional paid-in capital		**552,453**		412,826
Accumulated deficit		**(2,827,220)**		(2,329,464)
Total stockholders' deficit		**(2,274,249)**		(1,916,120)
Total liabilities and stockholders' deficit	**$**	**1,443,786**	$	1,164,950

See independent accountant's review report and notes to financial statements.

	Years Ended December 31	
	2022	2021
Operating Expenses		
Share-based compensation expense	**$ 139,627**	$ 14,312
Payroll expenses	**133,390**	114,720
Rent expense	**45,414**	42,369
Professional fees	**29,095**	11,290
Computer and internet expenses	**28,041**	24,487
Legal expense	**11,139**	4,073
Taxes	**10,912**	9,367
Travel expense	**4,039**	1,027
Dues and subscriptions	**3,638**	1,699
Prototype materials	**3,522**	-
Telephone expense	**2,860**	1,505
Business licenses and permits	**2,525**	1,119
Depreciation expense	**88**	5,382
Other expenses	**11,890**	24,694
Total operating expenses	**426,180**	256,044
Other income (expense)		
Gain from PPP loan forgiveness	**22,098**	16,330
Interest expense	**(93,589)**	(66,010)
Foreign exchange loss	**(85)**	-
Other expense, net	**(71,576)**	(49,680)
Net loss	**$ (497,756)**	$ (305,724)

	Common Stock		Additional Paid in	Accumulated	Total Stockholders'
	Shares	**Amount**	**Capital**	**Deficit**	**Deficit**
Balance, January 1, 2021	5,175,000	$ 518	$ 398,514	$ (2,023,740)	$ (1,624,708)
Share-based compensation expense	-	-	14,312	-	14,312
Net loss	-	-	-	(305,724)	(305,724)
Balance, December 31, 2021	5,175,000	518	412,826	(2,329,464)	(1,916,120)
Share-based compensation expense	-	-	139,627	-	139,627
Net loss	-	-	-	(497,756)	(497,756)
Balance, December 31, 2022	**5,175,000**	**$ 518**	**$ 552,453**	**$ (2,827,220)**	**$ (2,274,249)**

See independent accountant's review report and notes to financial statements.

	Years Ended December 31	
	2022	2021
Cash flows from operating activities		
Net loss	**$ (497,756)**	$ (305,724)
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation expense	**88**	5,382
Gain from PPP loan forgiveness	**(22,098)**	(16,330)
Share-based compensation expense	**139,627**	14,312
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses and other current assets	**8,272**	(55,721)
Increase (decrease) in:		
Accounts payable	**36,288**	(14,102)
Accrued expenses and other current liabilities	**10,024**	230
Net cash used in operating activities	**(325,555)**	(371,953)
Cash flows from investing activities		
Purchase of property and equipment	**(126,986)**	(3,830)
Purchase of intangible assets	**(106,849)**	(64,793)
Cash used in investing activities	**(233,835)**	(68,623)
Cash flows from financing activities		
Proceeds from convertible debts	**190,000**	-
Proceeds from loans payable	**422,751**	450,292
Cash provided by financing activities	**612,751**	450,292
Net increase in cash	**53,361**	9,716
Cash at beginning of year	**14,603**	4,887
Cash at end of year	**$ 67,964**	$ 14,603

See independent accountant's review report and notes to financial statements.

NOTE 1 ORGANIZATION AND NATURE OF OPERATION

itracHEALTH Corp. (the Company) was incorporated on October 19, 2015, under the name SilverGens Inc. in the State of Delaware. On March 25, 2019, the Company changed its name to itracHEALTH Corp.

The Company is a developer of a digital health technology platform designed to support home-based patients with multiple chronic conditions. As of December 31, 2022, the Company is still in its pre-operating stage as it has not yet started commercial operations and the operating activities are limited to research and development including building and testing of prototype systems.

NOTE 2 GOING CONCERN ISSUE

itracHEALTH Corp., a development stage company, has an accumulated deficit of $2,827,220 and $2,329,464 and shareholders' deficit of $2,274,249 and $1,916,120 as of December 31, 2022 and 2021, respectively. Management believes the Company's stockholders will continue to provide the funds for its operating expenses and will meet its obligations for twelve months from the date these financial statements are available to be issued. Management is in the process of applying approval from the Food and Drug Administration (FDA) for its digital health technology and will immediately market its product upon receipt of the FDA approval and start generating revenues. The Company plans to obtain public funding to sustain its future operations.

NOTE 3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates. Estimates are used to account for certain items such as depreciation and the net realizable value of receivables.

Cash
Cash consists of cash in readily available checking and funds deposited into savings accounts.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentrations of Credit Risk
Financial instruments that may potentially expose the Company to concentrations of credit risk consist primarily of cash in bank. The Company places cash with multiple high-credit quality financial institutions. This is guaranteed by the Federal Deposit Insurance Corporation up to certain limits and although deposits are held with multiple financial institutions, deposits at times may exceed the federally insured limits. The Company has not experienced any losses in such accounts.

Prepaid expenses and Other Current Assets
Included in this account are prepaid expenses which are expenses paid in advance and recorded as assets before these are utilized.

Intangible Assets
Intangible assets are related to the development cost for the software in the device or tools. Intangible assets are amortized over their estimated life of 10-15 years using the straight-line method. Costs incurred to renew or extend the term of recognized intangible assets are capitalized and amortized over the useful life of the asset.

The Company tests the recorded value of its intangible assets upon a triggering event that may indicate the fair value of the intangible assets is less than its carrying value. Factors that could trigger an impairment test include, but are not limited to (1) a significant decrease in the market value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. During the years ended December 31, 2022 and 2021, the Company determined that no triggering events requiring the need to evaluate impairment of intangible assets occurred despite the coronavirus outbreak as described in Note 13.

Property and Equipment
Property and equipment are stated at cost. Major renewals and improvements are charged to the property and equipment accounts while replacements, maintenance, and repairs, which do not improve or extend the life of the respective assets are expensed currently.

At the time properties are sold or otherwise disposed of, the property and equipment and related accumulated depreciation accounts are relieved of the applicable amounts and any gain or loss is recorded. Depreciation is computed using the straight-line method for financial statement purposes and accelerated methods for income tax purposes over the estimated lives of the respective assets. Depreciation expense is charged to general and administrative expenses.

The estimated useful lives of the assets are as follows:

Furniture and equipment	5 years
Mold, dies and fixtures	5 years
Software	3 years

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment (Continued)

Costs for maintenance, repairs, minor renewals and betterments are charged to expense as incurred. The costs of major improvements and additions are capitalized. Upon the sale or retirement of property and equipment, the costs and related accumulated depreciation are removed from the accounts and any gain or loss is included in the accompanying statements of income.

Convertible Debts

The Company issued Simple Agreement for Future Equity (“SAFE”) notes to investors which provide these investors the right to certain shares of the Company’s capital stock upon an equity financing. The Company determined that the SAFE notes are not a legal form debt (i.e., no creditors’ rights). The SAFE notes include a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. The provision requires the SAFE notes to be classified as a financial liability pursuant to Accounting Standards Codification (ASC) 480, *Distinguishing Liabilities from Equity*.

Share-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees, consultants, and directors, based on the fair value of these awards at the date of grant following the guidance contained in ASC 718, *Compensation—Stock Compensation.* A Black-Scholes option pricing model (OPM) is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards. The Black-Scholes OPM requires the use of accounting judgment and financial estimates, including the estimates of the expected term that shareholders will retain their vested options before exercising them, the estimated volatility of the Company’s fair market price over the expected term and the number of options that will be forfeited before the completion of their vesting requirements.

Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award and is recognized as a stock compensation expense in the statements of income. The Company’s accounting policy is to recognize forfeitures as they occur.

Income Taxes

The Company is a C-corporation subject to the federal and state income taxes. The Company assesses potentially unfavorable outcomes of such examinations based on the criteria set forth in uncertain tax position accounting standards. The accounting standards prescribe a minimum recognition threshold a tax position is required to meet, before being recognized in the financial statements.

Fair Value of Financial Instruments

The Company’s financial assets and liabilities include primarily of cash, accounts payable and accrued liabilities. Because of the short-term nature of the cash, accounts payable and accrued liabilities, the carrying amounts of these assets and liabilities approximate their fair value.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements Adopted

Leases
The Company adopted ASC 842, *Leases*, starting January 1, 2022. Under ASC 842, leases are separated into two classifications: operating leases and finance leases. For a lease to be classified as a finance lease, it must meet one of the five finance lease criteria at inception: (1) transfer of title/ownership to the lessee, (2) purchase option, (3) lease term for the major part of the remaining economic life of the asset, (4) present value represents substantially all of the fair value of the asset, and (5) asset specialization. Any lease that does not meet these criteria is classified as an operating lease. ASC 842 requires all leases to be recognized on the Company's balance sheets. Operating leases are included in operating lease right-of-use (ROU) assets, current operating lease liabilities and noncurrent operating lease liabilities within the balance sheets. Finance leases are included in property, plant, and equipment, current maturities of long-term debt and finance leases, and long-term debt and finance leases, net of current maturities, within the balance sheets.

All leases were determined to be for a period of 12 months or less; therefore, no ROU or lease liability was recorded as the Company elected to use the practical expedient under ASC 842.

Intangibles - Goodwill and Other (Topic 350)
On March 30, 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2021-03, *Intangibles – Goodwill and Other (Topic 350):Accounting Alternative for Evaluating Triggering Events*. The amendments in ASU 2021-03 provide private companies and not-for-profit entities with an accounting alternative to perform the goodwill impairment triggering event evaluation as required in FASB ASC 350-20, *Intangibles – Goodwill and Other – Goodwill*, as of the end of the reporting period, whether the reporting period is an interim or annual period. An entity that elects this alternative is not required to monitor for goodwill impairment triggering events during the reporting period but, instead, should evaluate the facts and circumstances as of the end of the reporting period to determine whether a triggering event exists and, if so, whether it is more likely than not that goodwill is impaired. The amendments can be adopted for December 31, 2020 financial statements, as long as those financial statements have not been issued or made available for issuance as of March 31, 2021. The Company's adoption of this ASU this year did not have an impact on the Company's financial statements.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements Not Yet Adopted

Debt

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20)* and *Derivatives and Hedging— Contracts in Entity's Own Equity (Subtopic 815-40)*. The new standard removes accounting models for the instruments with beneficial conversion features and cash conversion features. Under the new ASU, convertible instruments will now more frequently be accounted for as a single unit of account. That is, a conversion feature and the host instrument in which it is embedded now generally will be treated as a single unit of account unless the conversion feature requires bifurcation under Topic 815. The common result is that for convertible debt instruments, a single liability would be measured at its amortized cost, and convertible preferred stock would be accounted for as a single equity instrument measured at its historical cost as long as no other features require bifurcation. The amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years for entities other than public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding entities eligible to be smaller reporting companies as defined by the SEC. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

NOTE 4 INTANGIBLE ASSETS

As of December 31, intangible assets consisted of the following:

	2022	2021
Research and development cost	$ 1,150,949	$ 1,045,766
Patent	31,845	30,178
	1,182,794	1,075,945
Less accumulated amortization	-	-
	$ 1,182,794	$ 1,075,945

There was no amortization expense recorded by the Company in 2022 and 2021 as the application for approval from the FDA to authorize the commercial use of its software product is still in process as of the report issuance date.

NOTE 5 PROPERTY AND EQUIPMENT

As of December 31, property and equipment consisted of the following:

	2022	2021
Tools and molds	$ 179,390	$ 53,899
Software	24,965	23,470
Furniture and equipment	7,424	7,424
	211,779	84,793
Less accumulated depreciation	30,982	30,894
	$ 180,797	$ 53,899

The depreciation expense for the years ended December 31, 2022 and 2021 were $88 and $5,382, respectively.

The Company has not yet depreciated its property and equipment amounting to $179,390 and $53,899 as these have not been placed into operations as of December 31, 2022 and 2021, respectively.

NOTE 6 PAYCHECK PROTECTION PROGRAM (PPP) LOAN

In April 2020 and February 2021, the Company was granted a loan of $16,330 and $22,098, respectively, from the Small Business Administration (SBA) under its Paycheck Protection Program (PPP). This loan program helps businesses keep their workforce employed during the Coronavirus (COVID-19) pandemic. This PPP loan is forgivable by the SBA if all employee retention criteria are met, and the funds are used for eligible expenses. Loan payments will be deferred for borrowers who apply for loan forgiveness until SBA remits the borrower's loan forgiveness amount to the lender. Payments are deferred for 6 months and after the end of the deferral period, any remaining principal and accrued interest will be substantially equal installment on the first day of each month over the remaining 18-month term of the loan. The Company applied for loan forgiveness with the SBA within the required time frame.

The use of the loan proceeds met the conditions for forgiveness of the loans. Accordingly, the PPP loan forgiveness applications for $22,098 and $16,330 were approved by the SBA on June 17, 2022 and September 14, 2021, respectively. The Company recorded the forgiveness of debt of $22,098 and 16,330 as other income for the years ended December 31, 2022 and 2021, respectively.

NOTE 7 LOANS PAYABLE

In October 2018, the Company signed a revolving promissory note of up to a maximum principal amount of $1,500,000 in favor of the Company's founder. The note bears a fixed interest rate of 5% per annum payable quarterly and matured on September 30, 2021 and subsequently renewed on a monthly basis. In January 2023, the maximum principal amount was increased to $2,300,000 and the maturity date was extended to December 31, 2026. As of December 31, 2022 and 2021, the outstanding advances under this note amounted to $2,022,939 and $1,600,188, respectively. Payment of the principal loan amount will depend on the availability of excess funds.

Presented below is the movement of the loans payable account for the years ended December 31, 2022 and 2021:

Loans payable	**Balance January 1, 2022**	**Additions**	**Balance December 31, 2022**
Cesar Garcia	**$ 1,600,188**	**$ 422,751**	**$ 2,022,939**

Loans payable	Balance January 1, 2021	Additions	Balance December 31, 2021
Cesar Garcia	$ 1,120,673	$ 479,515	$ 1,600,188

NOTE 8 CONVERTIBLE DEBTS (SAFEs)

The Company has issued Simple Agreements for Future Equity ("SAFEs") to investors. The SAFEs allow the investors to participate in future equity financings through a share-settled redemption of the amount invested at a discounted price to the price paid by other investors. That is, upon a future equity financing involving preferred shares, SAFEs settle into a number of preferred shares equal to the invested amount of the SAFE divided by a discounted price to the price investors pay to purchase preferred shares in the financing (with such discounted price calculated as a percentage of the price investors pay to purchase preferred shares in the financing or by reference to a valuation cap). Alternatively, upon the occurrence of a change of control or an initial public offering (other than a qualified financing), the investors shall have the option to receive either (i) cash payment equal to the invested amount under such SAFE, or (ii) automatically receive from the Company a number of shares of common stock equal to the invested amount divided by the liquidity price set forth in the applicable SAFE, if the investor fails to select the cash option. Further, should the Company dissolve or wind-up operations prior to a conversion or cash-out event, the amount invested by the holders of SAFEs will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock.

There was a 20% discount associated with the SAFEs issued by the Company and their valuation cap was $10 million for SAFEs issued prior to 2019 and $15 million for SAFEs issued from 2019 onwards.

There were no SAFEs converted into shares of the Company's preferred stock for the years ended December 31, 2022 and 2021. SAFEs with a principal amount totaling $1,434,611 and $1,244,611 remained outstanding as of December 31, 2022 and 2021, respectively.

NOTE 9 STOCKHOLDERS' DEFICIT

Capital Stock
The Company is authorized to issue 20,000,000 shares, consisting of 15,000,000 shares of common stock and 5,000,000 shares of preferred stock. The par value of both stocks is $0.0001 per share.

The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company is authorized to establish the number of shares to be included in each series and to fix and alter the rights, preferences, privileges, and restrictions granted to and imposed upon each series and to fix the designation of any such series of Preferred Stock. The Board of Directors of the Corporation may also increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series after the original issue of shares of that series. As of December 31, 2022 and 2021, there were no preferred stocks issued.

The holders of outstanding shares of Common Stock shall exclusively possess the voting power for the election of directors and for all other purposes, with each holder of record of shares of Common Stock being entitled to one vote for each share of Common Stock standing in the name of such holder on the books of the Company.

Stock Incentive Plan
Under the 2015 Stock Incentive Plan (the “Plan”), the Company provides for the issuance of various stock awards including incentive stock options (“ISO"), non-qualified stock options, and restricted stocks, of up to 1,000,000 shares of common stock, provided that the maximum number of shares with respect to which options for the Company’s common stock may be granted under the Plan to any participant in any one calendar year shall be 500,000 shares. Incentive stock options may be granted to employees only, meanwhile non-qualified stock options may be granted to employees, consultants, and directors.

Each stock option agreement shall state the price at which shares subject to the stock option may be purchased, which shall be not less than 100% of the fair market value of the stock on the date of grant. An ISO granted to a ten percent stockholder shall have an exercise price that is at least 110% of the fair market value of a share of stock on the date of grant and no option shall be exercised after the expiration of ten years after the date the option is granted.

NOTE 9 STOCKHOLDERS' DEFICIT (CONTINUED)

Stock Incentive Plan (Continued)
In the case of an ISO granted to a ten percent stockholder, the ISO shall not be exercised after the expiration of five years after the date the ISO is granted. Unless otherwise provided in the stock option agreement, no option may be exercised more than (i) ninety days after the date the optionee's service terminates if such termination is for any reason other than death, disability or cause, (ii) one year after the date the optionee's service terminates if such termination is a result of death or disability, and (iii) if the optionee's service is terminated for cause, all outstanding options granted to such optionee shall expire as of the commencement of business on the date of such termination. Except in the case of ISOs, the administrator may, in its sole discretion, waive the accelerated expiration provided for in the preceding sentence. Outstanding options that are not vested at the time of termination of service for any reason shall expire at the close of business on the date of such termination. In the event that any outstanding right for any reason expires or is canceled or otherwise terminated, the shares allocable to the unexercised portion of such right shall again be available for the purposes of the plan.

The Administrator of the Plan shall prescribe the terms and conditions of each stock option and purchase right, which includes the exercise price, purchase price and medium of payment, vesting provisions and repurchase provisions. The fair market value of the shares of stock at the date of grant shall also be determined in good faith by the Administrator and such determination shall be conclusive and binding on all persons. The Plan will terminate automatically on October 19, 2025.

On June 30, 2022, the Board has approved an increase in the number of shares of common stock available for issuance under the Plan to 1,250,000 shares. As of December 31, 2022, 106,101 shares remain available for issuance under the plan and the Board has determined that the fair market value of its common stock as of December 31, 2022 was $1.50 per share.

The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company's common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior. The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which takes into account that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.

The fair value of options granted was determined using the following weighted-average assumptions as of grant date.

Expected term	1-4 years
Expected volatility rate	0.526-0.636
Risk free rate	0.28-3.05%

NOTE 9 STOCKHOLDERS' DEFICIT (CONTINUED)

Stock Incentive Plan (Continued)
The Company recognized stock-based compensation expense amounting to $139,627 and $14,312, in 2022 and 2021, respectively.

A summary of the activity in the stock option plan for 2022 and 2021 is as follows:

	2022			2021		
	Shares		**Weighted Average Price**	Shares		Weighted Average Price
Outstanding at the beginning of year	544,899	$	$0.32	544,899	$	0.32
Granted	424,000		0.44	-		-
Cancelled	-		-	-		-
Outstanding at the end of year	968,899			544,899		

The total unrecognized compensation expense related to nonvested stock options granted under the Stock Plan amounted to $66,822 and $21,786 as of December 31, 2022 and 2021, respectively. The cost is expected to be recognized over a period of two to three years.

NOTE 10 CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk are cash deposits with banks and other financial institutions that are in excess of the insured limit of $250,000 provided by the Federal Deposit Insurance Corporation (FDIC). The Company maintains its cash and cash equivalents in various bank accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk with respect to such accounts. At December 31 2022 and 2021, the Company's cash balances at financial institutions did not exceed the FDIC insured limit.

NOTE 11 RELATED PARTY TRANSACTIONS

The founder and controlling stockholder is part of the key management. Key management personnel compensation includes only the computed value of stock-based compensation.

The founder provides interest-bearing loans to the Company to support its operations. See Note 7.

NOTE 12 COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various outstanding commitments and contingent liabilities in addition to the normal encumbrances for the purchase of goods and services. The Company does not anticipate losses from these transactions.

Lease
The Company signed a short-term lease agreement for an office in Florida. The lease expired on December 31, 2022. Total rent expense for the years ended December 31, 2022 and 2021 were $45,414 and $42,369, respectively.

NOTE 13 IMPACT OF COVID-19 ON THE COMPANY'S OPERATIONS

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the United States.

It is unknown how long these conditions will last and what the complete financial effect will be to the Company. However, the Company's management believes that the financial impact, if any, did not materially affect the December 31, 2022 and 2021 financial statements.

NOTE 14 SUBSEQUENT EVENTS

The Company has evaluated events or transactions that occurred subsequent to February 14, 2023, the date the accompanying financial statements were available to be issued, for potential recognition or disclosure in the financial statements and determined that there were no material subsequent events that required recognition or additional disclosures in these financial statements.

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